SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JDS UNIPHASE CORPORATION

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46612J507

(CUSIP Number of Class of Securities) (Underlying Common Stock)

JDS Uniphase Corporation

Andrew Pollack

430 North McCarthy Boulevard

Milpitas, California 95035

(408) 546-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dean Fealk, Esq.

Sanjay Shirodkar, Esq.

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$4,775,996	$341

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of JDS Uniphase Corporation that may be eligible for exchange in the Exchange Program will be exchanged pursuant to the offer. These options cover an aggregate of 4,331,401 shares of JDS Uniphase Corporation common stock and have an aggregate value of $4,775,996 as of September 29, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the transaction valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the amount of filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

ITEM 1. SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet in the Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010 (the “Offer to Exchange ), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)        Name and Address. The name of the issuer is JDS Uniphase Corporation, a Delaware corporation (“JDSU” or the “Company”). JDSU’s principal executive office is located at 430 North McCarthy Boulevard, Milpitas, California, 95035, and its telephone number at this location is (408) 546-5000. The information in the Offer to Exchange under Section 10, Information Concerning JDSU; Financial Information, is incorporated herein by reference.

(b)        Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by JDSU to eligible employees, upon the terms and subject to the conditions of the Offer to Exchange, to voluntarily exchange on a value-for-value basis certain outstanding stock options to purchase shares of JDSU’s common stock, whether vested or unvested, for (i) a lesser number of new restricted stock units (“RSUs”), (ii) a lesser number of replacement options if they are residents of Canada, or (iii) cash if the eligible employees would receive in the aggregate less than 100 RSUs or 100 replacement options upon exchange, each calculated in accordance with applicable exchange ratios set forth in the Offer to Exchange (the “Exchange Program”). A stock option will be eligible for exchange if it: (i) has an exercise price equal to or higher than $15.00 per share of JDSU common stock; (ii) was granted under any of the Amended and Restated 1993 Flexible Stock Incentive Plan, the Amended and Restated 2003 Equity Incentive Plan, the 2005 Acquisition Equity Incentive Plan, or the SDL, Inc. 1995 Stock Option Plan (collectively, the “Plans”); (iii) was granted under one of the Plans prior to October 7, 2009 and (iv) expires after November 30, 2010 (“Eligible Option”).

The Company is making the Offer to employees that: (i) are then-active employees of JDSU or one of its majority-owned subsidiaries on the date of commencement of the Offer and who remain an employee through the completion date; and (ii) hold at least one Eligible Option as of the commencement of this Offer (“Eligible Employees”). The members of our Board of Directors and our named executive officers (our “Named Executive Officers”) are not eligible to participate in the Exchange Program. Executive officers who are not named in the Summary Compensation Table of our Proxy Statement filed in connection with our 2010 annual meeting are eligible to participate in the Exchange Program. Although we intend to allow our international employees to participate in the Exchange Program, we may exclude otherwise Eligible Employees located outside of the United States if we determine that their participation is infeasible or impracticable under local regulations. Eligible Employees surrendering Eligible Options will receive (i) a lesser number of new restricted stock units (“RSUs”), (ii) a lesser number of replacement options if they are residents of Canada, or (iii) cash if such Eligible Employee would receive in the aggregate less than 100 RSUs or 100 replacement options under the Exchange Program. The RSUs and replacement options will be issued under our Amended and Restated 2003 Equity Incentive Plan or its affiliated subplan entitled the 2003 Amended and Restated Equity Incentive Plan for Employees in France, as applicable (collectively, the “2003 Plan”). The information set forth in the Offer to Exchange under Summary Term Sheet, Certain Risks of Participating in the Exchange Program, and Section 1, Eligible Options; Eligible Employee; Section 2, Expiration Date; Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs and Replacement Options; Section 8, Price Range of Our Common Stock, and Section 9, Source and Amount of Consideration; Terms of RSUs and Replacement Options, is incorporated herein by reference.

(c)        Trading and Market Price. The information set forth in the Offer to Exchange under Section 8, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)        Name and Address. JDSU is both the subject company and the filing person. The information set forth under Item 2(a) and in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)        Material Terms. The information set forth in the Offer to Exchange under Summary Term Sheet and Section 1, Eligible Options; Eligible Employees; Section 2, Expiration Date; Section 4, Procedures for Surrendering Eligible Options; Section 5, Withdrawal Rights and Change of Election; Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs and Replacement Options; Section 7, Conditions of the Offer; Section 8, Price Range of Our Common Stock; Section 9, Source and Amount of Consideration; Terms of RSUs and Replacement Options; Section 10, Information Concerning JDSU; Financial Information; Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer; Section 13, Legal Matters; Regulatory Approvals; Section 14, Material U.S. Federal Income Tax Consequences; and Section 15, Extension of the Offer; Termination; Amendment, is incorporated herein by reference.

(b)        Purchases. Members of JDSU’s Board of Directors, JDSU’s Named Executive Officers and former employees of JDSU are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 4, Procedures for Surrendering Eligible Options; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)        Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference. The Plans are also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)        Purposes. The information set forth in the Offer to Exchange under Summary Term Sheet and Section 3, Purpose of the Offer, is incorporated herein by reference.

(b)        Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs and Replacement Options; and Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer, is incorporated herein by reference.

(c)        Plans. The information set forth in the Offer to Exchange under Summary Term Sheet and Section 9, Source and Amount of Consideration; Terms of RSUs and Cancellation; Section 10, Information Concerning JDSU; Financial Information; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)        Source of Funds. The information set forth in the Offer to Exchange under Section 9, Source and Amount of Consideration; Terms of RSUs and Replacement Options; and Section 16, Fees and Expenses, is incorporated herein by reference.

(b)        Conditions. The information set forth in the Offer to Exchange under Section 7, Conditions of the Offer, is incorporated herein by reference.

(c)        Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)        Securities Ownership. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

(b)        Securities Transactions. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)        Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)        Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of JDSU’s Annual Report on Form 10-K for the fiscal year ended July 3, 2010 and the financial information contained in the Offer to Exchange under Section 10, Information Concerning JDSU; Financial Information; and Section 17, Additional Information, is incorporated herein by reference.

(b)        Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)        Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Summary Term Sheet - Certain Risks of Participating in the Offer, Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, and Section 13, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(b)        Other Material Information. Not applicable.

ITEM 12. EXHIBITS

The following exhibits are filed with this Schedule TO:

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010	X

(a)(1)(B)	Form of Announcement Email to Eligible Employees Regarding Offer to Exchange dated October 6, 2010	X

(a)(1)(C)	Form of Letter to Employees on Leave	X

(a)(1)(D)	Form of Election	X

(a)(1)(E)	Form of Expiration Reminder Email Communication to Eligible Employees	X

(a)(1)(F)	Form of Confirmation Email Communication to Employees	X

(a)(1)(G)	Screenshots of Option Exchange Program Website	X

(a)(1)(H)	PowerPoint Presentation Regarding Offer to Exchange	X

(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended July 3, 2010		10-K		000- 22874	08/31/2010

(b)	Not Applicable

(d)(1)(A)	Amended and Restated 1993 Flexible Stock Incentive Plan (as amended for the Exchange Program)		10-Q 14-A	10.1 App. C	000-22874	02/11/2002 09/25/2009

(d)(1)(B)	Amended and Restated 2003 Equity Incentive Plan (as amended for the Exchange Program)		14-A 14-A	App. A	000-22874 000-22874	09/25/2009 09/25/2009

(d)(1)(C)	Amended and Restated 2005 Acquisition Equity Incentive Plan (as amended for the Exchange Program)		8-K 14-A	99.1 App. B	000-22874 000-22874	08/23/2005 09/25/2009

(d)(1)(D)	SDL, Inc. 1995 Stock Option Plan (as amended for the Exchange Program)		S-1 14-A	10.3 App. D	33-87752 000-22874	03/15/1995 09/25/2009

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(d)(1)(E)	2003 Amended and Restated Equity Incentive Plan for Employees in France	X

(d)(1)(F)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the U.S.)	X

(d)(1)(G)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)	X

(d)(1)(H)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for France)	X

(d)(1)(I)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for China)	X

(d)(1)(J)	Form of Option Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)	X

(g)	Not Applicable

(h)	Not Applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

JDS UNIPHASE CORPORATION

By:	/s/ David Vellequette
David Vellequette
Executive Vice President and Chief Financial Officer

Dated: October 6, 2010

EXHIBIT INDEX

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for a Number of Restricted Stock Units, Replacement Options or Cash, dated October 6, 2010	X

(a)(1)(B)	Form of Announcement Email to Eligible Employees Regarding Offer to Exchange dated October 6, 2010	X

(a)(1)(C)	Form of Letter to Employees on Leave	X

(a)(1)(D)	Form of Election	X

(a)(1)(E)	Form of Expiration Reminder Email Communication to Eligible Employees	X

(a)(1)(F)	Form of Confirmation Email Communication to Employees	X

(a)(1)(G)	Screenshots of Option Exchange Program Website	X

(a)(1)(H)	PowerPoint Presentation Regarding Offer to Exchange	X

(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended July 3, 2010		10-K		000-22874	08/31/2010

(b)	Not Applicable

(d)(1)(A)	Amended and Restated 1993 Flexible Stock Incentive Plan (as amended for the Exchange Program)		10-Q 14-A	10.1 App. C	000-22874	02/11/2002 09/25/2009

(d)(1)(B)	Amended and Restated 2003 Equity Incentive Plan (as amended for the Exchange Program)		14-A 14-A	App. A	000-22874 000-22874	09/25/2009 09/25/2009

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(d)(1)(C)	Amended and Restated 2005 Acquisition Equity Incentive Plan (as amended for the Exchange Program)		8-K 14-A	99.1 App. B	000-22874 000-22874	08/23/2005 09/25/2009

(d)(1)(D)	SDL, Inc. 1995 Stock Option Plan (as amended for the Exchange Program)		S-1 14-A	10.3 App. D	33-87752 000-22874	03/15/1995 09/25/2009

(d)(1)(E)	2003 Amended and Restated Equity Incentive Plan for Employees in France	X

(d)(1)(F)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the U.S.)	X

(d)(1)(G)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)	X

(d)(1)(H)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for France)	X

(d)(1)(I)	Form of Restricted Stock Units Agreement under the Amended and Restated 2003 Equity Incentive Plan (for China)	X

(d)(1)(J)	Form of Option Agreement under the Amended and Restated 2003 Equity Incentive Plan (for the Rest of World)	X

(g)	Not Applicable

(h)	Not Applicable